Exhibit 99.1

Fuwei Films Announces Unaudited Financial Results for First Quarter of 2009

– Teleconference to be Held on May 13, 2009 at 8:00 a.m. EDT –

BEIJING, May 12, 2009 - Fuwei Films (Holdings) Co. Ltd. (Nasdaq: FFHL) (“Fuwei” or the “Company”), a manufacturer and distributor of high-quality BOPET plastic films in China, today announced the unaudited financial results for the first quarter of 2009 ended March 31, 2009.

Highlights

▪	Revenues were RMB 74.5 million (US$10.9 million), compared with RMB 104.0 million in the same period of 2008;

▪	Net loss was RMB 14.1 million (US$2.1 million), compared with a net income of RMB 7.9 million in the same period of 2008;

▪	Diluted net loss per share was RMB 1.08 (US$0.16), compared with diluted EPS of RMB 0.61 in the same period of 2008;

▪	Net cash provided by operations was RMB 9.2 million (US$1.3 million), compared with RMB 4.2 million in the same period of 2008;

▪	Cash on hand at March 31, 2009 was RMB 22.8 million (US$3.3 million), compared with RMB 15.8 million at year ended December 31, 2008

 “We are seeing signs of economic recovery in China, and we believe the market demand for our BOPET film products to have stabilized,” said Mr. Xiaoan He, Chairman and CEO of Fuwei. “Fuwei in the second half of last year was adversely affected by a significant drop in demand for our specialty films, as well as the continuingly high price of raw materials. To counter the negative trends, we took immediate actions to control costs in the first quarter, such as closing our sales office in Japan, shutting our leased production line, reducing the number of employees, and so on. At the same time, we were pleased to see the Chinese government also taking decisive actions to rejuvenate exporters, such as bringing the export tax rebates for BOPET films from 5% back to 11%, which could help us our products compete better in foreign markets. We believe that our internal efforts as well as the general improvement in the global economy will help us improve business in the rest of this year.”

First Quarter 2009 Results

Revenues were RMB 74.5 million (US$10.9 million), compared with RMB 104.0 million in the same period of 2008.

Sales of specialty films in the first quarter of 2009 were RMB 4.1 million (US$0.6 million), or 5.6% of total revenues, compared with RMB 33.8 million in the same period of 2008.

The following is a breakdown of commodity and specialty film sales for the three-month periods ended March 31, 2009 and March 31, 2008 (amounts in thousands):

	Three months period ended

	March 31,2009		% of Total	March 31,2008	% of Total
	RMB	US$		RMB

Printing film	7,128	1,041	9.6%	19,230	18.5%
Stamping film	31,188	4,556	41.9%	21,211	20.4%
Metallization film	12,273	1,793	16.5%	2,901	2.8%
Base film for other applications	19,780	2,889	26.5%	26,927	25.9%
Specialty film	4,148	606	5.6%	33,765	32.5%

Total	74,517	10,885	100.0%	104,034	100.0%

Sales from overseas were RMB 10.5 million (US$1.5 million), or 14.1% of total revenues, compared with RMB 24.1 million in the same period of 2008.

The following is a breakdown of domestic versus overseas sales for the three-month periods ended March 31, 2009 and March 31, 2008 (amounts in thousands):

	Three-month period ended
	March 31, 2009		% of Total	March 31, 2008	% of Total
	RMB	US$		RMB
Sales in China	64,034	9,354	85.9%	79,899	76.8%
Sales in other countries	10,483	1,531	14.1%	24,135	23.2%

Total	74,517	10,885	100.0%	104,034	100.0%

Gross profit for the first quarter of 2009 was RMB 73,000 (US$11,000), compared with RMB 21.6 million in the same period of 2008. Gross margin was 0.1%, compared with 20.8% in the same period of 2008. The decrease in gross profit and gross margin was primarily due to the decrease of the sales price of our products as well as the sharp decline of the sales of specialty films.

SG&A was RMB 16.4 million (US$2.4 million), compared with RMB 11.2 million in the same period of 2008. The increase was mainly due to the increased delivery fees, and the increased allowances for accounts receivables and other receivables.

Operating loss was RMB 16.3 million (US$2.4 million), compared with operating income of RMB 10.5 million in the same of 2008.

Tax benefit was RMB 2.5 million (US$0.3 million), compared with tax expense of RMB 1 million in the same period of 2008.

Net loss was RMB 14.1million (US$2.1 million), compared with net income of RMB 7.9 million in the same period of 2008. Diluted net loss per share was RMB 1.08 (US$0.16), compared with diluted EPS of RMB 0.61 in the first quarter of 2008.

Net cash provided by operating activities was RMB 9.2 million (US$1.3million), compared with RMB 4.2 million in the same period of 2008.

Cash on hand as of March 31, 2009 was RMB 22.8 million (US$3.3 million), compared with RMB 15.8 million as of December 31, 2008.

Total shareholders’ equity was RMB 516.5 million (US$75.4 million) as of March 31, 2009, compared with RMB 530.6 million as of December 31, 2008.

As of March 31, 2009, the Company had 13,062,500 basic and diluted total common shares outstanding.

Recent Events

On April 15, 2009, Fuwei announced the dismissal of Hampden Kent Group LLC ("HKG")'s claims against the Company filed by the American Arbitration Association ("AAA")'s International Centre for Dispute Resolution (the" ICDR"), without prejudice to HKG's right to re-file these claims. In December 2007, HKG filed a demand for arbitration with the ICDR, seeking a penalty fee against the Company in the amount of $3.8 million, relating to services allegedly performed by HKG in attempting to provide financing to the Company pursuant to an August 19, 2006 agreement between the parties. Pursuant to the agreement, any dispute between the parties was to be resolved by binding arbitration in accordance with the AAA's Commercial Arbitration Rules.

On April 7, 2009, the Company announced that Mr. Bin Sun, who was then the President of Fuwei Films (Shandong) Co., Ltd. (“Fuwei Shandong”), the Company’s wholly owned operating subsidiary, would not remain with the Company after his contract expired at the end of April 2009. Mr. Sun had been Fuwei Shandong’s President since January 2007. The Company’s Chairman and CEO, Mr. Xiaoan He, assumed Mr. Sun’s general managerial position at Fuwei Shandong, effective May 1, 2009. Mr. He remains the Company’s Chairman and CEO. The Company also announced that the Board of Directors of the Company accepted the resignation of Mr. Bo Xu, the Secretary of the Board of Directors, Mr. Bo Xu, on March 31, 2009.  The Company’s Senior Vice President, Mr. Zhibing Qian, assumed Mr. Xu’s role, effective April 1, 2009.

Conference Call Information

The Company will host a teleconference on May 13, 2009, at 8:00 a.m. EDT / 8:00 p.m. Beijing time to discuss the quarterly results. To participate in the call, please dial +1 877-407-9205 in North America, or +1 201-689-8054 internationally, approximately 10 minutes prior to the scheduled start time. The call is being simultaneously Webcast and can be accessed on Fuwei’s Website at http://www.fuweiholdings.com. Please visit the Website at least 15 minutes prior to the scheduled start time to register for the Web cast and download any necessary audio software.

A replay of the call can also be accessed via telephone by calling +1-877-660-6853 in North America, or +1-201-612-7415 internationally, and entering the following access codes: Account #: 286 and Conference ID: 323204. A Web cast replay of the call will also be made and can be accessed on the Fuwei’s Website at http://www.fuweiholdings.com.

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary, Fuwei Shandong. Fuwei Shandong develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei's BOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the U.S. Securities and Exchange Commission which, among other things, include both the short and long-term effects of the global financial crisis on the Company and the BOPET film industry; competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

For more information, please contact:

In China:

Ms. Maggie Huang
Investor Relations Manager
Phone: +86-10-8518-5620
Email: fuweiIR@fuweifilms.com

In the U.S.:

Ms. Leslie Wolf-Creutzfeldt
Investor Relations
Grayling
Phone: +1-646-284-9472
Email: leslie.wolf-creutzfeldt@us.grayling.com

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2009 AND DECEMBER 31, 2008
(amounts in thousands except share and per share value)

	As of Mar. 31, 2009 (Unaudited)		As of Dec. 31, 2008
	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents	22,764	3,325	15,823
Restricted cash	7,764	1,134	10,411
Accounts receivable, net	27,628	4,036	38,579
Inventory	33,222	4,853	30,589
Advance to suppliers	2,813	411	6,846
Prepayments and other receivables	1,528	223	1,857
Deferred tax assets - current	1,379	201	457
Total current assets	97,098	14,183	104,562

Plant and equipment, net	252,377	36,867	259,235
Construction in progress	321,613	46,981	319,408
Lease prepayments, net	22,376	3,269	22,507
Advanced to suppliers - Long Term	4,613	675	4,308
Goodwill	10,276	1,501	10,276
Deposit	18,808	2,747	17,613
Deferred tax assets – non current	3,566	521	1,995
Total assets	730,727	106,744	739,904

Current liabilities
Short-term borrowings	152,500	22,277	164,764
Accounts payables	23,257	3,397	23,301
Advance from customers	17,866	2,610	8,781
Accrued expenses and other payables	5,652	826	7,460
Total current liabilities	199,275	29,110	204,305

Long-term loan	15,000	2,191	5,000

Total liabilities	214,275	31,301	209,305

Shareholders’ equity
Registered capital (US$0.129752 par value; 20,000,000 shares authorized; 13,062,500 shares issued and outstanding)	13,323	1,946	13,323
Additional paid-in capital	311,907	45,563	311,907
Statutory reserve	29,338	4,286	29,338
Retained earnings	160,835	23,495	174,970
Cumulative translation adjustment	1,049	153	1,061
Total shareholders’ equity	516,452	75,443	530,599

Total liabilities and shareholders’ equity	730,727	106,744	739,904

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2009 AND 2008
(amounts in thousands except share and per share value)
(UNAUDITED)

	Three Month Period ended Mar. 31
	2009		2008
	RMB	US$	RMB
Revenue	74,517	10,885	104,034
Cost of revenue	(74,444)	(10,874)	(82,409)

Gross profit	73	11	21,625

Operating expenses
Selling expenses	(4,897)	(715)	(3,438)
Administrative expenses	(11,462)	(1,675)	(7,724)
Total operating expenses	(16,359)	(2,390)	(11,163)

Operating income/(loss)	(16,286)	(2,379)	10,463

Other income/(expense)
- Interest income	101	15	16
- Interest expense	-	-	(3,790)
- Other, net	(445)	(65)	2,241

Total other income/(expense)	(344)	(50)	(1,533)

Income/(loss) before income tax expense	(16,630)	(2,429)	8,930
Income tax benefit/(expense)	2,494	364	(993)

Net income/(loss)	(14,136)	(2,065)	7,937

Other comprehensive income
-Foreign currency translation adjustments	(11)	(2)	620

Comprehensive income	(14,147)	(2,067)	8,557

Earnings per share, basic and diluted	(1.08)	(0.16)	0.61
Weighted average number ordinary shares, basic and diluted	13,062,500	13,062,500	13,062,500

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2009 AND 2008
(amounts in thousands except share and per share value)
(UNAUDITED)

	Period Ended Mar. 31, 2009		Period Ended Mar. 31, 2008
	RMB	US$	RMB
CASH FLOWS FROM OPERATING ACTIVITIES
Net income/(loss)	(14,136)	(2,065)	7,937
Adjustments to reconcile net income to net cash provided by operating activities
- Depreciation of property, plant and equipment	7,284	1,064	5,909
- Amortization of intangible assets	113	17	149
- Deferred income taxes	(2,493)	(364)	-
- Bad debt expense/(recovery)	6,148	898	73
Changes in operating assets and liabilities, net of
Share capital contribution - rental and interest paid by shareholders			2,756
- Accounts receivable	9,534	1,393	856
- Inventories	(2,632)	(385)	(8,020)
- Advance to suppliers	3,728	545	-
- Prepaid expenses and other current assets	(5,579)	(815)	(18,859)
- Accounts payable	(44)	(6)	1,695
- Accrued expenses and other payables	(361)	(53)	11,667
- Advance from customers	9,086	1,327	-
- Tax payable	(1,445)	(211)	-
Net cash provided by operating activities	9,203	1,344	4,162

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(427)	(62)	(946)
Restricted cash related to trade finance	2,647	387	33,464
Addition to construction in progress	(2,205)	(322)	(25,673)
Deposit for purchase	-	-	(21,000)
Net cash provided by/ (used in) investing activities	15	2	(19,155)

CASH FLOW FROM FINANCING ACTIVITIES
Net proceeds from issuance of share capital
Principal payments of short-term bank loans	(12,264)	(1,792)	(12,869)
Proceeds from short-term bank loans	10,000	1,461	11,139
Net cash (used in) /financing activities	(2,264)	(331)	(1,730)

Effect of foreign exchange rate changes	(13)	1	(2,770)
Net increase/(decrease) in cash and cash equivalent	6,941	1,017	(19,493)

Cash and cash equivalent
At beginning of period/year	15,823	2,308	30,909
At end of period/year	22,764	3,325	11,416

Supplemental disclosure of cash flow information
-Interest paid	1,777	260	2,966
-Income taxes paid	-	-	802